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                                                                    EXHIBIT 23.1

                     CONSENT AND REPORT OF INDEPENDENT AUDITORS


We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 19, 1999 (except for Note 15, as to which the date is October 15, 1999) in Amendment No. 3 to the Registration Statement (Form S-1 No. 333-89181) and related Prospectus of Optio Software, Inc.


Our audits also included the financial statement schedule of Optio Software, Inc. listed in Item 16(b). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP


Atlanta, Georgia
December 12, 1999